UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2016
or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________________ to ___________________

 Commission file number 0-21513

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

Report Of Independent Registered Public Accounting Firm

To the Plan Administrator for DXP Enterprises, Inc. 401(k) Retirement Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the DXP Enterprises, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

EEPB, P.C.
Houston, Texas
June 29, 2016

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31, 2016	December 31, 2015

ASSETS

Investments at fair value:
Interest bearing cash	$357	$548
Mutual funds	104,094	102,714
Common stock	9,009	5,165
Common collective trust	168	170
Total investments at fair value	113,628	108,597
Pooled separate accounts, at contract value	10,682	11,617
Total investments	124,310	120,214

Accounts receivable:
Employee contributions	245	594
Employer contributions	-	191
Total accounts receivable	245	785

Notes receivable from plan participants	2,791	2,755

Total assets	127,346	123,754

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$127,346	$123,754

The accompanying notes are an integral part of these financial statements.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

December 31, 2016

ADDITIONS TO NET ASSETS

Net appreciation (depreciation)	$6,127
Dividends, interest and other income	4,017
Employee contributions	7,449
Employer contributions	366
Rollover contributions	506
Total additions to net assets	18,465

DEDUCTIONS TO NET ASSETS

Benefit payments to plan participants	14,830
Plan expenses	43
Total deductions to net assets	14,873

Net change in plan equity	3,592

Plan equity, beginning of year	123,754
Plan equity, end of year	$127,346

The accompanying notes are an integral part of these financial statements.

DXP ENTERPRISES INC. 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015
NOTE 1 – DESCRIPTION OF THE PLAN
DXP Enterprises, Inc. 401(k) Retirement Plan (the "Plan") was established January 1, 1991 and is a qualified plan covering all of the eligible employees of DXP Enterprises, Inc. and its subsidiaries (the "Company", or "Plan Sponsor") as defined by Section 401(a) of the Internal Revenue Code and contains a provision for salary reduction contributions under Section 401(k) of the Internal Revenue Code. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
Eligibility
Effective November 1, 2012, all employees of the company are eligible to join the plan 30 days following the hire date with the Company.
Contributions
Employees may elect to contribute 1% to 80% of their eligible salary to the Plan. Effective July 1, 2006, the Plan was amended to provide for an automatic enrollment contribution of 3% of their eligible salary for eligible employees who have not submitted deferral election forms. Employees may direct their contributions to various investment alternatives. Contributions for each employee are limited in any calendar year to an amount which is adjusted annually by the Internal Revenue Service. For 2016 and 2015, the maximum contribution allowed for each employee was $18,000. Additionally, participants who attain the age of 50 during the plan year may make "catch up" contributions in 2016 and 2015 of $6,000. Participants may also contribute amounts representing distributions transferred from other qualified plans. During the first two months of the year ended December 31, 2016, the Company contributed 50% of employee contributions up to 4% of employee compensation. Effective March 1, 2016, the Company suspended employer contributions to the employee benefit program. The Company, at the discretion of the Board of Directors, may also make a profit sharing contribution to the Plan during the year. No discretionary profit sharing contributions were made by the Company for 2016 and 2015.
Participant Accounts
Each participant's account is credited with the participant's contribution, (a) the Company's contribution and (b) investment income or loss less expenses. Income or loss for each of the investment directives is allocated to the participants' accounts on a daily basis, and is based on the relative units of participation. Benefits paid to participants under the Plan are limited to the vested balance in each participant's account.
Vesting and Payment of Benefits
All participant contributions vest immediately. Company contributions vest according to the following schedule:
Years of Service	Percentage Vested
Less than 2	-%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more	100%
The normal retirement age under the Plan is 55; however, benefits may be distributed during employment under hardship provisions. Additionally, participants who have attained the age of 59 ½ may receive distributions during employment. If death or permanent disability occurs during employment, an employee's entire account becomes fully vested. Participants may elect to receive distributions in a lump sum or equal installments. Installments are required for employees over the age of 70 ½ to meet the minimum distribution requirements of Internal Revenue Code regulations. Separating participants may elect to rollover their account into another plan, as permitted by Internal Revenue Service regulations.

Notes Receivable from Participants
Participants may borrow a portion of the vested balance of their account, subject to a maximum of $50,000. Notes receivable bear interest at reasonable interest rates and are secured by the participant's account. Notes receivable are valued at amortized cost, which approximates fair value. Principal and interest is paid ratably through payroll deductions.
Forfeitures
Amounts which are forfeited due to termination of employment are used to reduce the Company's matching contribution under the Plan. Forfeited amounts for the years ended December 31, 2016 and 2015 were $64 thousand and $0.4 million, respectively.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements of the Plan are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported changes in net assets during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.
Investments
The Plan's investments are valued at fair value with the exception of the fully benefit-responsive investment contract, which is valued at the contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 10 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis.

NOTE 3 – INCOME TAXES
Under Internal Revenue Service Announcement 2001-77, when such providers receive a favorable determination letter from the Internal Revenue Service regarding the qualification of the Plan document for tax exempt status, an adopting Plan may rely on this opinion letter. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
NOTE 4 – RISKS AND UNCERTANTIES
Plan participants make choices regarding their investments in securities, and are exposed to risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible those reductions in value can occur in the near term and that such changes could materially affect participant account balances reported in the statement of net assets available for benefits.
NOTE 5 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant's account balance becomes 100% vested.
NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements (in thousands):
	December 31,
	2016	2015
Net assets, Form 5500	$127,101	$122,969
Contributions receivable	245	785
Net assets, statement of net assets available for benefits	$127,346	$123,754
NOTE 7 – ADMINISTRATION
Administration
The Plan Sponsor uses Fidelity Investments ("Fidelity") as the plan administrator. Among other duties, Fidelity receives contributions, invests and reinvests the Plan's assets, collects income and makes distributions as directed by the Plan Sponsor. Certain administrative functions are performed by the Plan Sponsor. The Plan does not compensate the Plan Sponsor for these services or other expenses paid for by the Plan Sponsor.
During 2016, the average yield for an investment in the NYL Anchorage account was approximately 1.4%.

NOTE 8 – RELATED PARTY TRANSACTIONS
The Plan invests in mutual funds that are managed by Fidelity, who is also the custodian for the Plan. Fees paid by the Plan for the investment management services that were provided by Fidelity are included in net appreciation in fair value of investments. The Plan believes these fees are not significantly different than those that would be charged by other managers of pension assets. During the year ended December 31, 2016 the Plan paid $43,161 to Fidelity in administration fees that are included in administrative expenses.
NOTE 9 – UNCERTAIN TAX POSTITIONS
The Plan did not have unrecognized tax benefits as of December 31, 2016 and does not expect this to change significantly over the next twelve months. The Plan will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2016, the Plan has not accrued interest or penalties related to uncertain tax positions. The Plan remains subject to income tax examination for tax years 2013 and beyond.

NOTE 10 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Authoritative guidance for financial assets and liabilities measured on a recurring basis applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. Fair value, as defined in the authoritative guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance affects the fair value measurement of an investment with quoted market prices in an active market for identical instruments, which must be classified in one of the following categories:

Level 1 Inputs

Level 1 inputs come from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 Inputs

Level 2 inputs are other than quoted prices that are observable for an asset or liability. These inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs

Level 3 inputs are unobservable inputs for the asset or liability which require the Company's own assumptions.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Collective trust: Valued at the net asset value of units of a bank collective trust. The NAV is based on the fair value of the underlying investments held by the fund less its' liabilities. In accordance with the terms of the plan of trust, the net asset value of the fund is determined daily. Units are issued and redeemed at the latest net asset value. Also, in accordance with the plan of trust, net investment income, if any, and realized and unrealized gains on investments are not distributed. Units may be redeemable at the current NAV at any time without penalty.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the NAV of shares held by the plan at year end.

The following tables summarize the valuation of the Plan's financial instruments by fair value levels (in thousands

	As of December 31, 2016
	Level 1	Level 2		Level 3		Total
Interest bearing cash	$357	$		$		$357
Mutual Funds:
Large U.S. equity	58,522					58,522
Mid U.S. equity	17,015					17,015
Small U.S. equity	3,253					3,253
International equity	8,137					8,137
Balanced/Asset allocation	5,856					5,856
Fixed income	10,636					10,636
Specialty U.S. equity	675					675
Common collective trust			168			168
Common Stock:
DXP Common Stock	6,676					6,676
Common stock	2,333					2,333
Total	$113,460		$168		$-	$113,628

	As of December 31, 2015
	Level 1	Level 2		Level 3		Total
Interest bearing cash	$548	$		$		$548
Mutual Funds:
Large U.S. equity	58,747					54,747
Mid U.S. equity	17,920					17,920
Small U.S. equity	2,544					2,544
International equity	8,766					8,766
Balanced/Asset allocation	5,235					5,235
Fixed income	9,125					9,125
Specialty U.S. equity	378					378
Common collective trust			170			170
Common Stock:
DXP Common Stock	3,888					3,888
Common stock	1,276					1,276
Total	$108,427		$170		$-	$108,597

NOTE 11 – SUBSEQUENT EVENTS

We have evaluated subsequent events through the date the financial statements were filed with the Securities and Exchange Commission. There were no subsequent events that required recognition for disclosure.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END)
EIN – 76-0509661     PLAN #002
(a)		Identity of Issuer, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity (c)	Cost *(d)	Value As of December 31, 2016 (e)
	**	FID Contrafund	118,845 shares	N/A	$11,701,460
	**	FID Low Priced Stk	11,447 shares	N/A	566,412
	**	FID High Income	90,173 shares	N/A	785,407
	**	FID Retire GOV II	3,129,463 shares	N/A	3,129,463
	**	FID Total Bond	545,642 shares	N/A	5,740,152
		BROKERAGELINK	2,690,980 shares	N/A	2,690,324
		NYL Anchorage Account	Pooled separate account	N/A	10,681,657
		AM Cent Govt Bd Inst	53,066 shares	N/A	580,546
		Harbor Intl Inst	87,442 shares	N/A	5,107,465
		TRP Retirement 2005	24,323 shares	N/A	312,793
		TRP Retirement 2015	189,868 shares	N/A	2,692,325
		TRP Retirement 2025	535,944 shares	N/A	8,307,128
		TRP Retirement 2035	334,151 shares	N/A	5,443,324
		TRP Retirement 2045	315,281 shares	N/A	4,924,692
		OPP Developing Mkt Y	16,908 shares	N/A	540,552
		TRP Retirement 2055	78,181 shares	N/A	1,029,642
		TRP Retirement 2050	80,280 shares	N/A	1,054,877
		TRP Retirement 2060	7,520 shares	N/A	76,257
		INVS Divrs Divd R5	270,409 shares	N/A	5,218,900
		Vanguard 500 Index ADM	40,896 shares	N/A	8,447,796
		VANG Mid Cap IDX ADM	5,168 shares	N/A	842,147
		VANG Sm Cap IDX ADM	27,846 shares	N/A	1,720,037
		VANG Tot Intl Stk AD	18,892 shares	N/A	465,305
		VANG Reit Index ADM	5,777 shares	N/A	675,131
		VANG Bal Index ADM	188,223 shares	N/A	5,855,609
		All/Bern SmCp Grth I	12,774 shares	N/A	574,331
		WF Stable Value	3,406 shares	N/A	168,101
		JPM Midcap Value L	135,207 shares	N/A	4,921,529
		TRP Retirement 2040	74,526 shares	N/A	1,729,756
		TRP Retirement 2030	156,911 shares	N/A	3,535,207
		TRP Retirement 2020	189,642 shares	N/A	3,870,597
		TRP Retirement 2010	26,353 shares	N/A	457,217
		AM Cent Eq Grth Inst	16,689 shares	N/A	490,334
		DLWR Sm Cap Val Inst	15,231 shares	N/A	959,074
		VANG Infl Prot Adm	15,712 shares	N/A	400,334
		ALZGI NFJ Intl VL IS	74,998 shares	N/A	1,233,720
		OPPHMR Intl Grth Y	22,779 shares	N/A	789,988
		NB Mid Cap Grwth Inst	775,179 shares	N/A	9,914,533
	**	* DXP Enterprises Stock	192,154 shares	N/A	6,676,271
	**	Participant Loans	3.25% - 10% ***,	N/A	2,791,085
			maturity dates from 2016-2031		$127,101,478

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END)

See accompanying auditors' report.
* Participant-directed investment programs may omit cost basis data
** Party in interest
*** Secured by each Participant's accounts

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

By:   /s/Kent Yee
Kent Yee
Senior Vice President
and Chief Financial Officer

EXHIBIT INDEX
No. Description

23.1	Consent of Independent Registered Accounting Firm